GEMPLUS INTERNATIONAL S.A. 46a, avenue JF Kennedy 2nd floor L-1855 Luxembourg Grand Duchy of Luxembourg

September 27, 2005

Via Facsimile: +1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention: Robert S. Littlepage, Jr.

Re:	Gemplus International S.A. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2004
Filed June 30, 2005
File No. 000-31052
Dear Mr. Littlepage:
Further to the comments delivered by letter of August 31, 2005, from your offices, this letter is to confirm our conversation of today in which we agreed that the Company would be transmitting its responses to your offices by October 13, 2005.
Should there be any questions, please feel free to contact me at the following numbers: tel. +41 225445082; mob. +41 787702285; fax. +41 225445020.
Thank you.
Very truly yours,

/s/
Jason S. Cohen
Assistant General Counsel
Gemplus International S.A.